Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), March 18, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 350 million share buyback program announced on November 7, 2023, as the fourth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fourth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
11/03/2024	3,935	381.5618	1,501,445.68	—	—	—	—	3,935	381.5618	1,501,445.68
12/03/2024	3,936	383.1936	1,508,250.01	4,727	423.0374	1,999,697.79	1,831,896.11	8,663	385.5646	3,340,146.12
13/03/2024	3,848	386.0778	1,485,627.37	—	—	—	—	3,848	386.0778	1,485,627.37
14/03/2024	3,793	387.2023	1,468,658.32	—	—	—	—	3,793	387.2023	1,468,658.32
15/03/2024	3,879	388.1760	1,505,734.70	—	—	—	—	3,879	388.1760	1,505,734.70
Total	19,391	385.2156	7,469,716.09	4,727	423.0374	1,999,697.79	1,831,896.11	24,118	385.671	9,301,612.20

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fourth Tranche till March 15, 2024, the total invested consideration has been:
•Euro 144,322,508.33 for No. 428,821 common shares purchased on the EXM
•USD 40,493,638.81 (Euro 37,190,517.19*) for No. 108,103 common shares purchased on the NYSE.

On March 15, 2024, in the Ferrari Group employees’ granting share process, the Company assigned No. 76,979 common shares held in treasury. On the same day Ferrari purchased, in a “cross order” transaction executed on the EXM, No. 35,189 common shares in order to cover individual's taxable income as standard practice (Sell to Cover) at the average price of Euro 385.0000 per share.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

As of March 15, 2024, the Company held in treasury No. 13,753,876 common shares equal to 5.35% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until March 15, 2024, the Company has purchased a total of 2,906,397 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 754,257,551.67.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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